Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

3 Year Autocallable Contingent Coupon Securities Linked to the Worst of EEM, SLV and SPY

Preliminary Terms

This summary of terms is not complete and should be read with the preliminary pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	iShares® MSCI Emerging Markets ETF (ticker: "EEM"), iShares® Silver Trust (ticker: "SLV") and State Street® SPDR® S&P 500® ETF Trust (ticker: "SPY")
Pricing date:	September 18, 2026
Valuation dates:	Quarterly
Final valuation date	September 18, 2029
Maturity date:	September 21, 2029
Contingent coupon:	11.15% per annum, paid quarterly only if the closing value of the worst performer on the related valuation date is greater than or equal to its coupon barrier value. If the closing value of the worst performer on any valuation date is less than its coupon barrier value, you will not receive any contingent coupon payment on the immediately following contingent coupon payment date. If the closing value of the worst performer on one or more valuation dates is less than its coupon barrier value and, on a subsequent valuation date, the closing value of the worst performer on that subsequent valuation date is greater than or equal to its coupon barrier value, your contingent coupon payment for that subsequent valuation date will include all previously unpaid contingent coupon payments (without interest on amounts previously unpaid). You are not assured of receiving any contingent coupon payments.
Coupon barrier value:	For each underlying, 60.00% of its initial underlying value
Final barrier value:	For each underlying, 60.00% of its initial underlying value
Equity ratio:	For each underlying, the stated principal amount *divided by* its initial underlying value
Automatic early redemption:	If on any potential autocall date the closing value of the worst performer is greater than or equal to its initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon
Potential autocall dates:	Quarterly on valuation dates beginning after six months
CUSIP / ISIN:	17334DAX0 / US17334DAX03
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Underlying return:	For each underlying on any valuation date, (i) its current closing value *minus* its initial underlying value, *divided by* (ii) its initial underlying value
Worst performer:	On any valuation date, the underlying with the lowest underlying return
Payment at maturity (if not autocalled):	• If the final underlying value of the worst performer is **greater than or equal** to its final barrier value: $1,000 • If the final underlying value of the worst performer is **less than** its final barrier value: a fixed number of underlying shares of the worst performer on the final valuation date equal to its equity ratio (or, if we elect, the cash value of those shares based on its final underlying value) If the securities are not automatically redeemed prior to maturity and the final underlying value of the worst performer on the final valuation date is less than its final barrier value, you will receive underlying shares of the worst performer on the final valuation date (or, in our sole discretion, cash) that will be worth significantly less than the stated principal amount of your securities, and possibly nothing, at maturity, and you will not receive any contingent coupon payment at maturity (including any previously unpaid contingent coupon payments). All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Preliminary pricing supplement:	Preliminary Pricing Supplement dated September 8, 2026

* Assumes that the valuation date is also a potential autocall date.

** Plus any previously unpaid contingent coupon payments

***A number of underlying shares of the worst performer on the final valuation date (or, in our sole discretion, cash) worth approximately this value based on its final underlying value.

Hypothetical Payment per Security for a Valuation Date Prior to the Final Valuation Date

Hypothetical Worst Underlying Return on a Valuation Date Prior to the Final Valuation Date	Hypothetical Payment for Such Valuation Date	Hypothetical Redemption*
100.00%	$1,027.875**	Redeemed
50.00%	$1,027.875**	Redeemed
25.00%	$1,027.875**	Redeemed
0.00%	$1,027.875**	Redeemed
-0.01%	$27.875**	Securities not redeemed
-40.00%	$27.875**	Securities not redeemed
-40.01%	$0.00	Securities not redeemed
-50.00%	$0.00	Securities not redeemed
-75.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any.

Hypothetical Worst Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity
100.00%	$1,000.00
50.00%	$1,000.00
25.00%	$1,000.00
0.00%	$1,000.00
-40.00%	$1,000.00
-40.01%	$599.90***
-50.00%	$500.00***
-75.00%	$250.00***
-100.00%	$0.00***

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may lose a significant portion or all of your investment. Unlike conventional debt securities, the securities do not provide for the repayment of the stated principal amount at maturity in all circumstances. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value of the worst performer on the final valuation date. If the final underlying value of the worst performer on the final valuation date is less than its final barrier value, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares of the worst performer on the final valuation date (or, in our sole discretion, cash based on its final underlying value) that will be worth significantly less than the stated principal amount and possibly nothing. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment. • You will not receive any contingent coupon following any valuation date on which the closing value of the worst performer on that valuation date is less than its coupon barrier value. • The securities are subject to heightened risk because they have multiple underlyings. • The return on the securities depends solely on the performance of the worst performer. As a result, the securities are subject to the risks of each of the underlyings and will be negatively affected if any one underlying performs poorly. • You will be subject to risks relating to the relationship between the underlyings. The less correlated the underlyings, the more likely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securities to perform poorly is for one of the underlyings to perform poorly. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the worst performer performs in a way that would otherwise be favorable. • The securities offer downside exposure, but no upside exposure, to the underlyings. • The securities are particularly sensitive to the volatility of the closing values of the underlyings on or near the valuation dates. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • You will not receive dividends or have any other rights with respect to the underlyings unless and until you receive underlying shares of the worst performing underlying on the final valuation date at maturity. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The iShares ® MSCI Emerging Markets ETF is subject to risks associated with emerging markets. • Fluctuations in exchange rates will affect the closing value of the iShares ® MSCI Emerging Markets ETF. • The securities are subject to risks associated with silver. • You will not have any rights with respect to the commodities held by the iShares ® Silver Trust. • The iShares ® Silver Trust is not an investment company or commodity pool and will not be subject to regulation under the Investment Company Act of 1940, as amended, or the Commodity Exchange Act. • The performance and market value of the iShares ® Silver Trust, particularly during periods of market volatility, may not correlate with the performance of its underlying commodity as well as its net asset value per share. • There are risks relating to commodities trading on the London Bullion Market Association. • Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally. • In the case of the iShares ® MSCI Emerging Markets ETF and the State Street ® SPDR ® S&P 500 ® ETF Trust, the value and performance of the underlying shares of an underlying may not completely track the performance of the underlying index that the underlying seeks to track or the net asset value per share of the underlying. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and 333 - 293732 - 02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.